Exhibit 99.1

SU Group Holdings Limited Announces Reverse Stock Split, Share Capital Increase and Share Capital Alteration

Reverse Stock-Split, Share Capital Increase and Share Capital Alteration to be effective on August 25, 2025

HONG KONG, August 20, 2025 -- SU Group Holdings Limited (Nasdaq: SUGP) (“SU Group” or the “Company”), an integrated security-related engineering services company in Hong Kong, today announced that it will effect a 1-for-10 reverse stock split (“Share Consolidation”) of its ordinary shares, par value HK$0.01 per share (“Ordinary Shares”), an increase in its authorized share capital (“Share Capital Increase”), and an alteration to its share capital structure (“Share Capital Alteration”). These actions were approved by the board of directors of the Company on June 26, 2025, by the audit committee of the Company on June 26, 2025, and by the Company’s shareholders at the Extraordinary General Meeting held on July 31, 2025 at 10 p.m. Eastern Standard Time (August 1, 2025 at 10 a.m. Hong Kong time).

Share Consolidation

The Share Consolidation, approved as an ordinary resolution, will combine every ten Ordinary Shares into one Ordinary Share with a par value of HK$0.10. The Share Consolidation will become effective at 12:01 a.m. Eastern Time on Monday, August 25, 2025, and the Company’s Ordinary Shares will commence trading on the Nasdaq Capital Market on a post-split basis at the opening of the market on August 25, 2025. The Company’s Ordinary Shares will continue to trade on the Nasdaq Capital Market under the Company’s existing trading symbol, “SUGP,” and a new CUSIP number G8552M117 has been assigned as a result of the Share Consolidation.

The Share Consolidation is primarily intended to bring the Company into compliance with the $1.00 minimum bid price requirement for maintaining its listing on Nasdaq. There is no guarantee the Company will meet the minimum bid price requirement.

The Share Consolidation will reduce the number of issued and outstanding ordinary shares of the Company from approximately 13,847,500 to approximately 1,384,750. No fractional shares will be issued. Each shareholder will be entitled to receive one consolidated share in lieu of any fractional share, resulting in all fractional shares being rounded up to the nearest whole number.

The 1-for-10 Share Consolidation (the “Ratio”) will automatically combine and convert 10 current Ordinary Shares into 1 issued and outstanding new Ordinary Share. The Company’s transfer agent, Transhare Corporation, will serve as exchange for the Share Consolidation. Registered shareholders holding pre-split Ordinary Shares electronically in book-entry form are not required to take any action to receive post-split shares. Shareholders owning shares via a broker, bank, trust or other nominee will have their positions automatically adjusted to reflect the Share Consolidation, subject to such broker’s particular processes, and will not be required to take any action in connection with the Share Consolidation. Holders of stock certificates will need to send their old physical certificates with a letter of transmittal to receive their new post-Share Consolidation certificate.

Share Capital Increase

Subject to the Share Consolidation taking effect, the Share Capital Increase, approved as an ordinary resolution, will increase the authorized share capital from HK$7,500,000, divided into 75,000,000 shares of a nominal or par value of HK$0.10 each (the “Consolidated Shares”), to HK$75,000,000, divided into 750,000,000 Consolidated Shares. This increase will provide the Company with greater flexibility for future issuances of shares.

Share Capital Alteration

Subject to the Share Consolidation and Share Capital Increase taking effect, the Share Capital Alteration, approved as a special resolution, will amend the share capital of the Company by:

1.	Authorized Share Capital Change: Re-designating the authorized share capital from HK$75,000,000, comprising 750,000,000 Consolidated Shares, into 749,098,320 Class A ordinary shares, par value HK$0.10 each (“Class A Ordinary Shares”), and 901,680 Class B ordinary shares, par value HK$0.10 each (“Class B Ordinary Shares”), with rights, privileges, and restrictions as set out in the amended memorandum and articles of association (the “M&A Amendments”) of the Company.

2.	Issued Share Capital Change: Re-designating the issued and outstanding Consolidated Shares as follows:

(a)	842,280 Consolidated Shares held by Exceptional Engineering Limited will be re-designated as 842,280 Class B Ordinary Shares.

(b)	59,400 Consolidated Shares held by DC & Partners Incorporation Limited will be re-designated as 59,400 Class B Ordinary Shares.

(c)	All other Consolidated Shares will be re-designated as Class A Ordinary Shares on a one-for-one basis.

3.	M&A Amendments: Amending the memorandum and articles of association of the Company to reflect the new share structure, including the rights and privileges of Class A and Class B Ordinary Shares. Each Class A Ordinary Share will carry one (1) vote, and each Class B Ordinary Share will carry fifty (50) votes on a poll at any general meeting of the Company. Class B Ordinary Shares may be converted into Class A Ordinary Shares on a one-for-one basis voluntarily at the option of the holder or automatically upon transfer to any person or entity, subject to certain conditions.

The Share Capital Alteration will significantly increase the voting power of Mr. Chan Ming Dave, the Company’s chairman and executive officer, from approximately 65.84% to 98.96% of the total voting power, as he beneficially owns all Class B Ordinary Shares through Exceptional Engineering Limited and DC & Partners Incorporation Limited, as well as certain Class A Ordinary Shares in his own name.

Additional Information

Each outstanding stock option, warrant, restricted share unit, or other security convertible into pre-Share Consolidation Ordinary Shares that has not been exercised or cancelled prior to the effective date will be adjusted pursuant to the terms of the instrument or plan governing such security based on the 1-for-10 ratio. The Share Consolidation will change the par value of the Ordinary Shares from HK$0.01 to HK$0.10 and the authorized number of shares will be correspondingly reduced as described. The Share Capital Increase will restore the authorized number of shares to its pre-Share Consolidation level. The Share Capital Alteration will not affect the validity or transferability of outstanding share certificates, but will modify the capital structure of the Company to consist of Class A and Class B Ordinary Shares with different voting rights. The trading of the Company’s Class A Ordinary Shares on Nasdaq is expected to continue without disruption, subject to compliance with Nasdaq listing requirements.

About SU Group Holdings Limited

SU Group (Nasdaq: SUGP) is an integrated security-related services company that primarily provides security-related engineering services, security guarding and screening services, and related vocational training services in Hong Kong. Through its subsidiaries, SU Group has been providing turnkey services to the existing infrastructure or planned development of its customers through the design, supply, installation, and maintenance of security systems for over two decades. The security systems that SU Group provides services include threat detection systems, traffic and pedestrian control systems, and extra-low voltage systems in private and public sectors, including commercial properties, public facilities, and residential properties in Hong Kong. For more information visit www.sugroup.com.hk.

Forward-Looking Statements

This press release contains statements that constitute “forward-looking statements,” including with respect to the proposed initial public offering and the anticipated use of the net proceeds. No assurance can be given that the offering discussed above will be completed on the terms described, or at all, or that the net proceeds of the offering will be used as indicated. All statements other than statements of historical facts are forward-looking statements. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. The Company has based these forward-looking statements largely on its current expectations about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. These risks and uncertainties include forward-looking statements include, but are not limited to, the risks and uncertainties described in “Special Note Regarding Forward-Looking Statements,” “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the documents that referred to in the prospectus filed with the SEC with the understanding that the Company’s future results may be materially different from and worse than what we expect. Copies are available on the SEC’s website, www.sec.gov. Other sections of the prospectus include additional factors which could adversely impact the Company’s business and financial performance. Moreover, the Company operates in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for the Company’s management to predict all risk factors and uncertainties, nor can the Company assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. The Company and the underwriters qualify all of the forward-looking statements by these cautionary statements.

Contact:

Global IR Partners
David Pasquale
Phone: +1 914-337-8801
Email: SUGP@globalirpartners.com

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